Exhibit 99.5

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X under the Code of Federal Regulations, and presents the pro forma effects of the acquisition (such transaction, the “Acquisition”) by AlphaTON Capital Corp, a company organized under the laws of the British Virgin Islands (“BVI”) with its registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, BVI, VG1110 (the “Company”), of a 60% ownership interest in Ga Mee Global Limited a company incorporated in Hong Kong (“GaMee Global”) and certain digital tokens from Animoca Brands Limited (the “Seller”). The Seller, prior to closing, will conduct a reorganization to transfer 100% of the equity of Gamee Limited, a company incorporated in the United Kingdom (“Gamee Limited” or the “UK Company”) to GaMee Global. The UK Company owns the entire equity in Gamee Mobile s.r.o., a company incorporated under the laws of the Czech Republic (“Gamee Mobile” and together with the UK Company and GaMee Global, “GaMee” or the “Acquired Companies”). The Company will make a payment at close and will potentially make two deferred payments following the one- and two-year anniversaries of close for the Acquired Companies and the digital tokens. The payment at close will consist of (i) an aggregate of $1.5 million in cash, (ii) 99,800 in ordinary shares with a fair value of less than $0.1 million, and (iii) pre-funded warrants exercisable for 1,900,200 ordinary shares with an estimated fair value of $0.7 million. The total deferred payments to be made following the one- and two-year anniversaries of close will, contingent upon the achievement of certain performance-related metrics, consist of (i) an aggregate of up to $4.0 million in cash and (ii) up to 2 million ordinary shares of the Company. The estimated aggregate fair value of the total deferred payments was $3.5 million as of March 19, 2026. The Seller will retain 40% of the equity in GaMee Global following closing. Upon the closing of the transaction, the Seller will also transfer to the Company 878,048,200 and 20,478,118,312 GaMee and WAT tokens with a fair value of $0.8 million and $0.1 million, respectively. Within 90 days of closing, the Company is required to purchase $2.0 million in GaMee tokens on the open market. As of March 19, 2026, the market capitalization of GaMee tokens was approximately $1.8 million.

Description of the Acquisition

The Company entered into a sale and purchase agreement, dated as of March 19, 2026, in respect of the Acquisition (the “Purchase Agreement”) by and between the Company and the Seller. Pursuant to the Purchase Agreement, the Company will acquire 60% of the issued and outstanding shares of GaMee Global from the Seller (the “Purchased Shares”). In exchange for the Purchased Shares, upon the closing of the Acquisition (the “Closing”), the Company will pay $1.5 million in cash and issue an aggregate of 99,800 ordinary shares and 1,900,200 pre-funded warrants of the Company with a total aggregated estimated fair value of $0.8 million, subject to certain adjustments as set forth in the Purchase Agreement. In the 90 days following Closing, the Company will also purchase off the open market $2.0 million worth of GaMee tokens, as set forth in the Purchase Agreement. As of March 19, 2026, the market capitalization of GaMee tokens was approximately $1.8 million. Following the Closing, the Company will pay up to an additional $4.0 million in cash and issue up to 2 million ordinary shares (or pre-funded warrants), contingent upon the achievement of certain performance-based metrics, following the one-year and two-year anniversaries as set forth in the Purchase Agreement.

The number of ordinary shares and pre-funded warrants comprising the earn-out payments and related calculations will be automatically equitably adjusted to account for share splits, dividends, recapitalizations, or similar changes occurring after signing of the Purchase Agreement and before the second earn-out payment. The earn-out payments will be initially calculated by the Company and subject to a review and dispute process with the Seller. The Company will make the relevant earn-out payment within the agreed business day period following the finalization of that process to the Seller or its designee.

Upon Closing, the Seller will also transfer to the Company 878,048,200 and 20,478,118,312 GaMee and WAT tokens with a fair value of $0.8 million and $0.1 million, respectively. Within 90 days of the Closing, the Company is required to purchase $2.0 million in GaMee tokens on the open market. As of March 19, 2026, the market capitalization of GaMee tokens was approximately $1.8 million.

The Acquisition has been accounted for in the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2025 as if the Acquisition had occurred on September 30, 2025. The Unaudited Pro Forma Condensed Combined Statements of Comprehensive Loss for the six months ended September 30, 2025 and for the year ended March 31, 2025 have been accounted for as if the Acquisition had occurred on April 1, 2025 and April 1, 2024, respectively.

The unaudited pro forma condensed combined financial information does not give effect to any cost savings, operating synergies or revenue synergies that may result from the Acquisition or the costs to achieve any synergies.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only, in accordance with Article 11 of Regulation S-X, and are not intended to represent or to be indicative of the income or financial position that the Company would have reported had the Acquisition been completed as of the dates set forth in the unaudited pro forma condensed combined financial statements due to various factors. The Unaudited Pro Forma Condensed Combined Balance Sheet does not purport to represent the future financial position of the Company and the Unaudited Pro Forma Condensed Combined Statements of Comprehensive Loss do not purport to represent the future results of operations of the Company.

The unaudited pro forma condensed combined financial statements reflect management’s preliminary estimates of the fair value of purchase consideration and the fair values of tangible and intangible assets acquired and liabilities assumed in the Acquisition. Since these unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of the fair value of the Company’s ordinary shares and fair values of assets acquired and liabilities assumed, the actual amounts to be reported in future filings may differ materially from the amounts used in the pro forma condensed combined financial statements.

This unaudited pro forma combined financial information was based on and should be read in conjunction with the Company’s historical financial statements and accompanying notes in its Form 20-F for the year ended March 31, 2025 and its Form 6-K for the six months ended September 30, 2025.

The unaudited pro forma combined financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended by Release No. 33-10786. The pro forma adjustments included herein include those adjustments that reflect the accounting for the Acquisition in accordance with U.S. GAAP (“transaction accounting adjustments”). Adjustments to reflect synergies and/or dis-synergies related to the Acquisition, which are elective pro forma adjustments under Release No. 33-10786, have not been reflected herein.

The unaudited pro forma combined financial statements are for illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the Acquisition had been consummated on the dates indicated, nor is it necessarily indicative of the financial position or results of operations in the future. The pro forma adjustments, as described in the accompanying notes, are based upon available information and certain assumptions that are believed to be reasonable as of the date of this document. The unaudited pro forma combined financial information includes certain non-recurring transaction-related adjustments, as discussed in the accompanying notes.

The unaudited pro forma adjustments are based on available information and certain assumptions that management believes are reasonable under the circumstances. The unaudited pro forma combined financial information is presented for informational purposes only, and is not intended to be a projection of future results. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma combined financial information.

AlphaTON Capital Corp

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss

For The Six Months Ended September 30, 2025

(In thousands, except per share amounts)

	AlphaTON	GaMee	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined

Revenues	$—	$3,467	$3,467	$—		$3,467

Expenses
Research and development	1,295	—	1,295	—		1,295
General and administrative expenses	4,869	4,053	8,922	583	A	9,505
Loss from operations	(6,164)	(586)	(6,750)	(583)		(7,333)
Change in fair value of warrant liability	1,786	—	1,786	—		1,786
Change in fair value of put rights	(1,815)	—	(1,815)	—		(1,815)
Loss on revaluation of digital assets	(10)	—	(10)	—		(10)
Loss on revaluation of digital asset receivables	(96)	—	(96)	—		(96)
Gain on settlement with Parexel - iOx CRO	—	—	—	—		—
Impairement loss - investment in Compedica	(4,804)	—	(4,804)	—		(4,804)
Depreciation and amortization expense	—	(17)	(17)	(276)	A	(293)
Foreign exchange transaction (loss) gain	(3)	(370)	(373)	—		(373)
Interest income, net	8	(3)	5	—		5
Share of losses from equity method investment	(44)	—	(44)	—		(44)
Loss before benefit for income taxes	(11,142)	(976)	(12,118)	(859)		(12,977)
Income tax benefit (expense)	—	—	—	—		—
Net loss	(11,142)	(976)	(12,118)	(859)		(12,977)
Other comprehensive income (loss)
Net unrealized gain on digital assets	26	—	26	—		26
Total comprehensive loss for period	$(11,116)	$(976)	$(12,092)	$(859)		$(12,951)

Net (loss) income attributable to:
Owners of the Company	$(11,142)	$(976)	$(12,118)	$(125)	A	$(12,243)
Non-controlling interest	—		—	(734)	A	(734)
Net loss	$(11,142)	$(976)	$(12,118)	$(859)		$(12,977)

Comprehensive (loss) income attributable to:
Owners of the Company	$(11,116)	$(976)	$(12,092)	$(125)	A	$(12,217)
Non-controlling interest	—		—	(734)	A	(734)
Total comprehensive loss for period	$(11,116)	$(976)	$(12,092)	$(859)		$(12,951)

Loss per share
Basic and diluted	$(5.13)					$(5.39)

Weighted average shares outstanding
Basic and diluted	2,171					2,271

AlphaTON Capital Corp

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss

For The Year Ended March 31, 2025

(In thousands, except per share amounts)

	AlphaTON	GaMee	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined

Revenues	$-	$6,750	$6,750	$-		$6,750

Expenses
Research and development	3,129	-	3,129	-		3,129
General and administrative expenses	4,254	7,110	11,364	583	A	11,947
Loss from operations	(7,383)	(360)	(7,743)	(583)		(8,326)
Change in fair value of warrant liability	(388)	-	(388)	-		(388)
Change in fair value of put rights	-	-	-	-		-
Loss on revaluation of digital assets	-	-	-	-		-
Loss on revaluation of digital asset receivables	-	-	-	-		-
Gain on settlement with Parexel - iOx CRO	946	-	946	-		946
Impairement loss - investment in Compedica	-	-	-	-		-
Other income	-	61	61	-		61
Depreciation and amortization expense	(35)	(36)	(71)	(551)	A	(622)
Foreign exchange transaction (loss) gain	(7)	(71)	(78)	-		(78)
Interest income (expense)	86	(5)	81	-		81
Share of losses from equity method investment	-	-	-	-		-
Loss before benefit for income taxes	(6,781)	(411)	(7,192)	(1,134)		(8,326)
Income tax benefit (expense)	3	(34)	(31)	-		(31)
Net loss	(6,778)	(445)	(7,223)	(1,134)		(8,357)
Other comprehensive income (loss)
Net unrealized gain on digital assets	-	-	-	-		-
Total comprehensive loss for period	$(6,778)	$(445)	$(7,223)	$(1,134)		$(8,357)

Net (loss) income attributable to:
Owners of the Company	$(6,767)	$(445)	$(7,212)	$(502)	A	$(7,714)
Non-controlling interest	(11)		(11)	(632)	A	(643)
Net loss	$(6,778)	$(445)	$(7,223)	$(1,134)		$(8,357)

Comprehensive (loss) income attributable to:
Owners of the Company	$(6,778)	$(445)	$(7,223)	$(502)	A	$(7,725)
Non-controlling interest	-	-	-	(632)	A	(632)
Total comprehensive loss for period	$(6,778)	$(445)	$(7,223)	$(1,134)		$(8,357)

Loss per share
Basic and diluted	$(5.72)					$(6.01)

Weighted average shares outstanding
Basic and diluted	1,183					1,283

AlphaTON Capital Corp

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2025

(In thousands, except share and per share amounts)

	AlphaTON	GaMee	Pro Forma Combined	Transaction Accounting Adjustments	Funding	Note	Pro Forma Combined

Assets
Current assets
Cash and cash equivalents	$183	$708	$891	$(1,500)	$24,095	A, D	$23,486
Accounts receivable	—	1,078	1,078	—	—		1,078
Stablecoin	3,073	—	3,073	—	—		3,073
Receivables - stablecoin	15,000	—	15,000	—	—		15,000
Prepaid expenses and other receivables	763	29	792	—	—		792
Total current assets	19,019	1,815	20,834	(1,500)	24,095		43,429
Non-current assets
Digital assets at fair value, TON	1,408	—	1,408	—	—		1,408
Digital assets at fair value, Bitcoin	410	—	410	—	—		410
Digital assets at fair value, GaMee	—	—	—	845	—	C	845
Digital assets at fair value, WAT	—	—	—	144	—	C	144
Digital asset receivables at fair value, TON	8,920	—	8,920	—	—		8,920
Goodwill	—	—	—	2,913	—	A	2,913
Other intangible assets	—	2,705	2,705	745	—	A, B	3,450
Investment in Compedica	202		202	—	—		202
Other assets	629	82	711	—	—		711
Total non-current assets	11,569	2,787	14,356	4,647	—		19,003
Total assets	$30,588	$4,602	$35,190	$3,147	$24,095		$62,432

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$3,599	$286	$3,885	$1,314	$—	A, B	$5,199
Due to related parties	—	6,421	6,421	(6,421)	—	A	—
Lease liability, current	—	39	39	—	—		39
Put right liability	17,940	—	17,940	—	—		17,940
Total current liabilities	21,539	6,746	28,285	(5,107)	—		23,178
Non-current liabilities
Lease liability, net of current portion	—	28.00	28	—	—		28
Other long-term liabilities	—	—	—	1,095	—	A	1,095
Warrant liability	166	—	166	—	—		166
Total non-current liabilities	166	28	194	1,095	—		1,289
Total liabilities	21,705	6,774	28,479	(4,012)	—		24,467

Shareholders’ Equity
Ordinary shares	—	26	26	(26)	—	A	—
Capital stock	241,592	5,943	247,535	(3,536)	24,095	A, B, D	268,094
Stock option reserve	24,564	—	24,564	—	—		24,564
Accumulated deficit	(256,595)	(8,076)	(264,671)	7,493	—	A, B	(257,178)
Accumulated other comprehensive income (loss)	26	(65)	(39)	65	—	A	26
Total equity attributable to owners of the Company	9,587	(2,172)	7,415	3,996	24,095		35,506
Non-controlling interest	(704)	—	(704)	3,163	—	A	2,459
Total equity	8,883	(2,172)	6,711	7,159	24,095		37,965
Total liabilities and equity	$30,588	$4,602	$35,190	$3,147	$24,095		$62,432

AlphaTON Capital Corp

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 - Accounting for the Acquisition

The Acquisition was accounted for as a business combination using the acquisition method with the Company as the accounting acquirer in accordance with International Financial Reporting Standards 3, Business Combinations (“IFRS 3”). Under IFRS 3, assets acquired and liabilities assumed in a business combination are to be recognized and measured at their estimated acquisition date fair value.

Under IFRS 3, acquisition-related transaction costs (e.g., advisory, legal and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which such costs are incurred.

Note 2 – Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to the Acquisition as if it had occurred on September 30, 2025. The Unaudited Pro Forma Condensed Combined Statements of Comprehensive Loss for the six months ended September 30, 2025 and the year ended March 31, 2025 give effect to the Acquisition as if the Acquisition had occurred on April 1, 2025 and April 1, 2024, respectively.

These unaudited pro forma combined financial statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions described below. The unaudited pro forma combined financial statements are not necessarily indicative of what the actual results of operations or financial position of the Company would have been if the Acquisition had in fact occurred on the dates or for the periods indicated, nor does it purport to project the results of operations or financial position of the Company for any future periods or as of any date. The unaudited pro forma combined financial information does not give effect to any cost savings, operating synergies, and revenue enhancements expected to result from the transactions or the costs to achieve these cost savings, operating synergies, and revenue enhancements.

As the accounting acquirer, the Company has recorded the assets acquired and liabilities assumed of GaMee at their estimated fair values as of the acquisition date. The excess of the purchase consideration over the fair value of net assets acquired, if any, is recorded as goodwill.

The unaudited pro forma combined financial information was prepared using the acquisition method of accounting and is based on the historical financial statements of the Company and the Acquired Companies. The acquisition method of accounting is based on IFRS 3, with the Company as the accounting acquirer, and uses the fair value concepts defined in International Financial Reporting Standards 13, Fair Value Measurement (“IFRS 13”).

IFRS 3 requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. In addition, IFRS 3 requires that the consideration transferred be measured at the date the Acquisition is completed.

IFRS 13 defines the term “fair value,” sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in IFRS 13 as “[t]he price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, the Company may be required to record the fair value of assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect the Company’s intended use of those assets. Many of these fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed are recorded, as of the date the signing of the Purchase Agreement for the Acquisition, primarily at their respective fair values, with the excess of the purchase consideration over the fair value of GaMee’s net assets, allocated to goodwill, if any, and added to those of the Company. Financial statements and reported results of operations of the Company issued after completion of the Acquisition will reflect these values and will not be retroactively restated to reflect the historical financial position or results of operations of GaMee. The pro forma allocation of purchase consideration and the related fair value of the purchase consideration presented in the unaudited pro forma combined financial information is preliminary and subject to change. The final purchase price allocation will be determined during the measurement period and may differ materially from the amounts reflected in the pro forma information. In accordance with IFRS 3, the final allocation will be completed as soon as practicable, but no later than one year after the Closing.

Under IFRS 3, acquisition-related transaction costs (e.g., advisory, legal and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which such costs are incurred.

The unaudited pro forma combined financial statements do not include any adjustments to the realization of any costs (or cost savings) from operating efficiencies, synergies, or other restructuring activities that might result from the Acquisition. The pro forma adjustments represent management’s best estimates and are based upon currently available information and certain assumptions that the Company believes are reasonable under the circumstances.

The unaudited pro forma combined financial information is presented for informational purposes only and does not necessarily indicate the financial results of the combined company had the companies been combined at the beginning of the period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined company.

These unaudited pro forma combined financial statements are presented in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. The historical financial statements of the Company and GaMee were prepared in accordance with IFRS; the historical financial statements.

Note 3 – Accounting Policies and Reclassifications

Upon consummation of the Acquisition, the Company performed a comprehensive review of the Acquired Companies’ respective accounting policies. Based on its analysis, the Company did not identify any differences that would have a material impact on the unaudited pro forma combined financial information. As a result, the unaudited pro forma combined financial information does not assume any differences in accounting policies.

Assets and liabilities of Gamee Limited and Gamee Mobile were translated from GBP and CZK into USD using the exchange rate in effect as of September 30, 2025, which is 1.344 GBP/USD and 0.048 CZK/USD, respectively. Equity accounts were translated at their historical rates on the dates the underlying transactions occurred. Translation adjustments arising from the process of converting the acquiree’s financial statements into USD have been recorded as a component of Accumulated Other Comprehensive Income and are reflected only in the pro forma combined balance sheet to the extent they represent historical foreign currency translation adjustments of the acquiree. No pro forma adjustment has been made for future foreign currency fluctuations because such changes do not meet the criteria for inclusion under Regulation S-X Article 11, which prohibits the inclusion of forward-looking information except for adjustments that are factually supportable and directly attributable to the transaction.

Revenues and expenses of Gamee Limited and Gamee Mobile for the six months ended September 30, 2025 and the fiscal year ended March 31, 2025 were translated using the average exchange rates for the respective periods, which the Company believes approximate the rates in effect on the dates of the underlying transactions. The weighted-average rates used were:

	GaMee Limited	GaMee Mobile s.r.o.
	GBP/USD	CZK/USD

For the six months ended September 30, 2025	1.334	0.046
For the fiscal year ended March 31, 2025	1.276	0.042

The historical financial statements of GaMee Global are presented in USD, therefore no foreign currency translation was required for the respective acquired entity.

Note 4 – Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

The transaction accounting adjustments included in the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2025 and the Unaudited Pro Forma Condensed Combined Statements of Comprehensive Loss for six months ended September 30, 2025 and the year ended March 31, 2025 are as follows:

(A)	Transaction and Estimated Purchase Consideration

Under the Purchase Agreement, the preliminary fair value of consideration transferred totals $4.7 million, consisting of a payment at Closing and two deferred contingent payments following the one- and two-year anniversaries of the Closing. The payment at Closing will consist of $1.5 million in cash, less than $0.1 million in ordinary shares (or 99,800 ordinary shares) and $0.7 million in pre-funded warrants (or 1,900,200 pre-funded warrants). The total deferred payments to be made following the one- and two-year anniversaries of the Closing will, contingent upon the achievement of certain performance-related metrics, consist of up to $4.0 million in cash with a fair value of $1.6 million and up to 2 million ordinary shares (or pre-funded warrants) with a fair value of $1.8 million. The cash of up to $2.0 million will be paid and up to 1 million deferred ordinary shares (or pre-funded warrants) with a fair value of $0.7 million will be issued following the one-year anniversary of the Closing and the remaining portion of cash up to $2.0 million will be paid and up to 1 million ordinary shares (or pre-funded warrants) with a fair value of $1.1 million will be issued following the two-year anniversary of the Closing (the “Deferred Shares”). At the signing of the Purchase Agreement for the Acquisition, the noncontrolling interest, which consists of the 40% of GaMee retained by the Seller, had a fair value of $3.3 million.

The number of ordinary shares and pre-funded warrants comprising the earn-out payments and related calculations will be automatically equitably adjusted to account for share splits, dividends, recapitalizations, or similar changes occurring after signing of the Purchase Agreement and before the second earn-out payment. The earn-out payments will be initially calculated by the Company and subject to a review and dispute process with the Seller. The Company will make the relevant earn-out payment within the agreed business day period following the finalization of that process to the Seller or its designee.

The ordinary shares, including the Deferred Shares, and pre-funded warrants issued by the Company in connection with the Acquisition are classified as capital stock under IFRS.

Accordingly, the ordinary shares, including the fair value of the Deferred Shares at Closing, and pre-funded warrants are initially recognized as capital stock at fair value, measured at $2.4 million as of the acquisition date.

Within 90 days of the Closing, the Company is required by the Purchase Agreement to purchase $2.0 million in GaMee tokens on the open market. As of March 19, 2026, the market capitalization of GaMee tokens was approximately $1.8 million.

The Company recorded all of GaMee’s acquired tangible and intangible assets, assumed liabilities, and noncontrolling interest at their preliminary estimated fair values on the acquisition date. The total estimated purchase consideration was $4.7 million. The following represents the allocation of the estimated purchase consideration as if the transaction had occurred on September 30, 2025 (in thousands):

Preliminary Amount Recognized as of the Pro Forma Balance Sheet Date

Cash	708
Accounts receivable	1,078
Prepaid expenses and other receivables	29
Other assets	82
Goodwill	2,913
Intangible assets	3,450
Total Assets Acquired	8,260

Accounts payable	286
Lease liability	67
Total Liabilities Assumed	353

Net Assets Acquired	7,907
Net Assets Attributable to Noncontrolling Interests	3,163
Net Assets Attributable to the Company	4,744

The Acquisition was recorded as a business combination on a preliminary valuation of assets acquired and liabilities assumed at their acquisition date fair values using unobservable inputs that are supported by little or no market activity and are significant to their fair value of the assets and liabilities (“Level 3” inputs). the Company expects to complete its purchase price allocation, as well as its fair value estimate of the purchase price consideration as soon as reasonably possible, not to exceed one year from the acquisition date. Adjustments to the preliminary purchase price allocation could be material. Goodwill and intangible assets represent the excess of the purchase price consideration over the preliminary valuation of the net assets acquired.

The fair values of intangible assets were estimated based on valuations using the income approach. The fair value of intangible assets and their estimated useful lives are as follows (in thousands):

Identified Intangible Assets	Fair Value	Useful Life

Trade name	590	10 years
Partner relationships	90	3 years
Proprietary intellectual property	2,770	6 years
Fair Value of Identified Intangible Assets	3,450

Amortization of intangible assets of $0.3 million and $0.6 million was included within the Unaudited Pro Forma Condensed Combined Statements of Comprehensive Loss for the six months ended September 30, 2025 and for the year ended March 31, 2025, respectively.

With respect to the 40% of GaMee that is not owned by the Company, net loss attributable to noncontrolling interest of $0.7 million and $0.6 million was included within the Unaudited Pro Forma Condensed Combined Statements of Comprehensive Loss for the six months ended September 30, 2025 and for the year ended March 31, 2025, respectively.

In connection with the Acquisition, the Company has incurred $0.6 million in transaction costs (e.g., advisory, legal and other professional fees). Such costs are accounted for as general and administrative expenses within the Unaudited Pro Forma Condensed Combined Statements of Comprehensive Loss for the six months ended September 30, 2025 and for the year ended March 31, 2025, and are included in the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2025 within accounts payable and accrued expenses.

In connection with the Closing, the Seller will forgive all balances due from GaMee. As a result, current liabilities due to related parties has been reduced by $6.4 million, leaving a remaining balance of $0 within the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2025.

(B)	Reconciliation of Certain Transaction Accounting Adjustments

The reconciliation of the transaction accounting adjustment for other intangible assets is as follows (in thousands):

Derecognition of intangible assets on GaMee balance sheet	$(2,705)
Pro forma intangible asset valuation	3,450
Pro forma transaction accounting adjustment	$745

The reconciliation of the transaction accounting adjustment for capital stock is as follows (in thousands):

Derecognition of capital stock on GaMee balance sheet	$(5,943)
Fair value of equity consideration used in purchase of GaMee	2,407
Pro forma transaction accounting adjustment	$(3,536)

The reconciliation of the transaction accounting adjustment for accounts payable and accrued expenses is as follows (in thousands):

Fair value deferred consideration included in accounts payable and accrued expenses	$731
Accrual for transaction costs	583
Pro forma transaction accounting adjustment	$1,314

The reconciliation of the transaction accounting adjustment for accumulated deficit is as follows (in thousands):

Derecognition of GaMee closing accumulated deficit	$8,076
Accrual for transaction costs	(583)
Pro forma transaction accounting adjustment	$7,493

(C)	Transfer of Digital Assets from the Seller to the Company

Upon the Closing, the Seller will transfer 878,048,200 and 20,478,118,312 GaMee and WAT tokens, respectively, to the Company from its digital asset treasury. As of the date the Purchase Agreement was signed, the GaMee and WAT tokens had a fair value of $0.8 million and $0.1 million, respectively. The related transaction accounting adjustments have been recognized as digital assets in the Unaudited Pro Forma Condensed Combined Balance Sheet.

(D)	Financing Adjustment

As of the Unaudited Pro Forma Condensed Combined Balance Sheet date of September 30, 2025, the Company did not have sufficient cash on hand to fund the cash payment to be made at Closing. Subsequent to September 30, 2025, the Company raised approximately $24.1 million, net of fees, through the date of this filing through the issuance of ordinary shares pursuant to its at-the-market equity program and its January 2026 registered direct offering. In order to properly reflect the funding received in part to finance the acquisition of GaMee, the Company has included the net proceeds of the at-the-market equity program received subsequent to September 30, 2025 through the date of this filing and the net proceeds from its January 2026 registered direct offering as a financing pro forma adjustment.